UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

LONGLEAF PARTNERS FUNDS  ®
SEMI-ANNUAL REPORT
at June 30, 2007
PARTNERS FUND
SMALL-CAP FUND
INTERNATIONAL FUND

MANAGED BY:
SOUTHEASTERN ASSET MANAGEMENT, INC.®
Memphis, TN

Cautionary Statement
One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.
You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. Current performance may be lower or higher than the performance quoted herein. You may obtain a current copy of the Prospectus or more current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).
The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.
When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.
© 2007 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
July 18, 2007
TO OUR SHAREHOLDERS:
We are pleased to report another strong quarter for the Longleaf Funds. Over the last three months the Partners Fund and International Fund significantly outperformed their benchmark indices and surpassed our annual goal of inflation plus 10%. As shown below, over the life of the Funds, over the last 12 months, and year-to-date, each Longleaf Fund has delivered substantial absolute returns while outpacing their relevant indices.

	Cumulative Total Returns at June 30, 2007

				2nd
	Inception	1 Year	Year-to-Date	Quarter

Partners Fund (4/8/87 IPO)	1,435.3%	23.3%	10.5%	8.1%
Inflation plus 10%	1,115.0	12.7	7.5	3.8
S&P 500 Index	701.9	20.6	7.0	6.3
Small-Cap Fund (2/21/89 IPO)	848.4	31.3	10.8	3.2
Inflation plus 10%	850.7	12.7	7.5	3.8
Russell 2000 Index	595.7	16.4	6.5	4.4
International Fund (10/26/98 IPO)	273.2	29.8	15.0	8.8
Inflation plus 10%	187.8	12.7	7.5	3.8
EAFE Index*	108.2	27.0	10.7	6.4

*	In 1998, the EAFE was available at month-end only; therefore, the EAFE value at 10/31/98 was used to calculate performance since inception. Additional performance information for each Fund can be found on pages 8, 16, and 22.
Strong performance in markets around the world over the last 18+ months has left few businesses that meet our qualitative and quantitative criteria. In the second quarter we purchased two new holdings, one in Small-Cap and one in International. We sold two International Fund positions, Renault and NTT DoCoMo. In spite of solid value growth across most portfolio companies, the double-digit price appreciation has increased the price-to-value ratio (P/V) of each Fund in 2007.
Much of the investing world’s attention has turned to private equity activity given the metrics, magnitude, and pace of deals. On numerous occasions we have been asked two questions about this phenomenon.

Question 1: Is the explosion in private equity transactions making it harder to find undervalued investments for the Longleaf Funds? Indeed, given the increasing multiples being paid for deals, many public companies are trading at or near fair value in anticipation of more buyouts at full prices.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

Question 2: Should investors reallocate, reducing public equity exposure and raising private equity assets? No. Due to the structural differences between the Longleaf Funds and most private equity funds, the multiples being paid, and the leverage being employed, we believe that today’s private equity deals carry significant risk with lower long-term return opportunity than Longleaf. Below is a comparison highlighting the benefits of owning Longleaf Partners Fund versus the average private equity buyout fund.

Characteristics of Private
Benefits of Longleaf®	Longleaf Partners Fund Characteristics	Equity Buyout Funds

Higher long-term returns without leverage	5 year return through 12/31/06 = 10.8% 10 year return through 12/31/06 = 12.8%	5 year return through 12/31/06 = 10.5% 10 year return through 12/31/06 = 8.5%

Lower risk appetite	Large margin of safety of price paid versus value. No debt at the Fund level.	Recent prices paid reflect full values. Highly leveraged.

Adequately diversified	18-20 investments.	Can be only 3-4 holdings.

Instant liquidity for shareholders	Daily valuation and access to capital.	Infrequent valuation; capital tied up for as much as 10 years.

Investor interests aligned with managers	Manager and affiliates are largest shareholder group, and Funds are sole equity vehicle.	General partners typically invest 3-6% of the equity in a deal, diluted by extensive leverage.

Fees are significantly lower	Total expense ratio is 0.89%. No performance fees.	Fees are typically 2% of assets plus 20% of performance, plus significant transaction fees to GP, lawyers, bankers and accountants.

Can monetize investments with broader choices and more flexible time period	Without time constraints can trade shares in stock market, sell to private equity or strategic buyer, recapitalize, or sell to investee companies.	Must act within life of fund to IPO, sell to a private or strategic buyer, or recapitalize.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS

Characteristics of Private
Benefits of Longleaf®	Longleaf Partners Fund Characteristics	Equity Buyout Funds

Invest only on our terms	If good businesses with good managements are not selling for less than 60% of value, we patiently wait.	Incentive to invest capital regardless of price because of limited fund life and fee structure.

Financial flexibility and borrowing power of portfolio companies	Financial strength allows companies to seize opportunities and endure difficulties.	Extreme leverage leaves little room for error or opportunity.

Average annual total returns for Longleaf Partners Fund for the one, five and ten year periods ended 6/30/07 are 23.30%, 13.38%, and 12.34%. Fund returns include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or visit www.longleafpartners.com for current performance information, or a copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. Private Equity Buyout Fund performance is sourced from Thomson Financial Venture Economics and includes U.S. small, medium, large and mega private equity buyout funds’ returns through 12/31/06. Other Private Equity Buyout Fund characteristics are based on Southeastern’s industry knowledge and are intended to illustrate fundamental differences in approach between Southeastern and a private equity investment strategy. Not all private equity funds will have these characteristics, including those with performance reflected in the returns quoted.
Private equity risks have grown. Today’s environment reminds us of the truism, “If it can’t get better, it won’t.”

•	Historically low interest rates have benefited borrowers.

•	Global economic activity has been consistently strong.

•	Lenders have been ravenous to make loans.

•	Growing appetites for securitization (e.g. CDOs and CLOs) have added to the borrowing binge.
Recession, rising interest rates, tightened credit standards, terrorism, and trade wars could each or all destroy the outcome of recent deals because of the full

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
prices being paid and the extreme leverage being employed. Remember, private equity is today’s euphemism for leveraged buyout (LBO). Over the last ten years global LBO volume has exploded, going from $17 billion in 1996 to $680 billion in 2006, and is on track to be higher in 2007. Increased capital flow and rapacious incentives have pushed private equity firms to chase deals that most would not have considered historically. Buying a great business franchise during depressed times at 6-7X operating cash flow with a modicum of debt makes sense. Purchasing a mediocre company in good times at 14X operating cash flow using massive leverage defies Ben Graham’s definition of an investment — one that promises safety of principal and an adequate return. Parsimony and investment profits are highly correlated. The cheaper the price paid for an investment, the higher the return and the lower the risk, regardless of the vehicle used (i.e. mutual fund or private equity fund.) Paying full prices with full leverage jeopardizes all capital commitments.
Given the frenzied number of deals being done at high multiples with maximum leverage, some will not work out. The Longleaf Funds derive strength from being a liquidity provider, and our discipline and flexibility give us an advantage, particularly in extreme environments. When LBOs start to unravel, Longleaf intends to be ready to provide capital to pressured equity offerings and/or for distressed debt purchases as we did in the case of Level 3. We are well prepared. First, all three Funds currently have approximately two or three positions of cash available, and a few names are trading close enough to appraisal to sell if a significantly more attractive alternative emerges. Second, the employees of Southeastern are the largest shareholder group in the Funds and will personally be adding cash. Third, we have loyal, sophisticated shareholder partners who overwhelmingly respond when we indicate that additional cash would benefit the Funds’ owners. Fourth, the companies we own can be expected to use their strong balance sheets to provide liquidity to others and/or to buy in their own shares at attractive discounts. Fifth, if the first four measures do not exhaust the opportunity set, we can reopen the Partners and Small-Cap Funds to generate more buying power in the case of U.S. businesses.
Currently optimism is dominating markets. We are finding little to do in the U.S., and only slightly more overseas. We know, however, that eventually the fear and greed pendulum will swing the other way. In the meantime, we are happy to own companies that are strongly financed, competitively entrenched, and managed by capable corporate partners. Values are growing and many companies are buying in their discounted shares aggressively, adding to intrinsic worth. The long-term prospects for real, absolute returns of 10% are good.

Longleaf Partners Funds
LETTER TO SHAREHOLDERS
We thought shareholders might enjoy the enclosed article that appeared on Kiplinger.com in May. It provides a good summary of Southeastern’s approach in managing Longleaf Partners Funds.
Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.
P.S. This report reflects the first six months of 2007. Subsequent to writing this Shareholder Letter and the Management Discussion of each Fund on July 18th, the stock market has become more volatile and credit markets have tightened. As this report goes to the printer in early August, our “on-deck” list of names that qualify as investment opportunities has increased in each Fund. The price-to-value ratios have become slightly more attractive. Volatility is the friend of investors who know what their companies are worth. We hope to have much more to report by the end of the third quarter.

Partners Fund
MANAGEMENT DISCUSSION
Longleaf Partners Fund gained 8.1% in the second quarter, bringing 2007 performance to 10.5%. These recent returns along with the Fund’s 23.3% rise over the last year significantly outperformed our absolute annual return goal of inflation plus 10% as well as the S&P 500 Index. More importantly, over the two decades since inception, the cumulative returns of the Fund have not only exceeded our absolute goal, but have more than doubled the return of the S&P 500 Index.

	Cumulative Total Returns at June 30, 2007

	Since
	Inception		Year-to-	2nd
	4/8/87	1 Year	Date	Quarter

Partners Fund	1,435.3%	23.3%	10.5%	8.1%
Inflation plus 10%	1,115.0	12.7	7.5	3.8
S&P 500 Index	701.9	20.6	7.0	6.3
Please see page 8 for additional performance information.
Most holdings have aided 2007 returns with over half of the stocks up 10% or more. Dell, the Fund’s largest position, gained 23% in the second quarter, making it the largest contributor to performance by a wide margin both for the quarter and for the year-to-date. Michael Dell returned to the CEO role early in the year and has added several strong members to the executive team. Results announced at the end of May were significantly better than Wall Street expected, due in part to stronger pricing and double-digit growth in Europe and storage products. In addition the company announced that headcount would be reduced by 10%. Dell began addressing concerns about the consumer market, which represents only 15% of revenues, by exploring alternative distribution channels and introducing new designs. While our appraisal has remained stable, sentiment has begun to improve, thus driving the stock’s appreciation.
General Motors was also up 23% in the quarter, making it among the largest year-to-date contributors as well. Overseas growth has outpaced expectations, and Cerberus’ agreement to purchase Chrysler has helped the market put a more realistic value on GM’s North American business. In addition, labor issues have settled down at Delphi, easing concerns of disruption to GM’s parts supply. Aon, which continues to gain share and has ample opportunity for margin expansion, has risen over 20% this year. Chesapeake Energy has had a meaningful impact on performance, although the stock remains well below our appraisal of its long-term natural gas reserves.

Partners Fund
MANAGEMENT DISCUSSION
DIRECTV rebounded a bit during the last three months from its first quarter retreat. Even so, its 7% year-to-date decline makes it the only noteworthy detractor in 2007. During the second quarter both Liberty Interactive and Level 3 fell slightly following gains in the first quarter and in 2006. The fundamentals and long-term outlook for all three of these companies remain positive, and our appraisal of each is growing.
Very little activity has occurred in the portfolio during the year. We have been unable to find a new qualifying investment, although we have added to a few existing names. Stock prices have risen, but nothing has been sold due largely to the value growth at most of the Fund’s holdings. In the second quarter Disney spun out its ABC radio network and stations and merged these with Citadel Broadcasting, which we did not keep.
The Fund has 6.7% cash. We are diligently looking for opportunities, but finding little of interest because prices are not sufficiently discounted. The Fund’s price-to-value ratio has risen this year to the low-70%s. While higher than the long-term average, we believe our appraisals are particularly conservative given the multiples being paid for companies in buyout transactions, the relatively high discount rates we use in our free cash flow valuations, and the meaningful opportunities for value growth at a number of the Fund’s holdings.
Please see postscript on page 5 regarding recent volatility.

Partners Fund -
PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended June 30, 2007

	Partners	Inflation	S&P 500
	Fund	Plus 10%	Index

Year-to-Date	10.47%	7.46%	6.96%
One Year	23.30	12.69	20.59
Five Years	13.38	12.98	10.70
Ten Years	12.34	12.66	7.13
Since Public Offering 4/8/87	14.45	13.13	10.83
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Partners Fund –
PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at June 30, 2007

		Net
		Assets

Common Stock		93.0%
Dell Inc.	9.9
Level 3 Communications, Inc.	7.3
Aon Corporation	5.1
Chesapeake Energy Corporation	5.0
Yum! Brands, Inc.	5.0
Cemex S.A.B. de C.V. ADS	4.7
Koninklijke Philips Electronics N.V.	4.7
The NipponKoa Insurance Company, Ltd.	4.7
Sprint Nextel Corporation	4.5
Liberty Media Holding Corporation – Capital	4.5
General Motors Corporation	4.4
The Walt Disney Corporation	4.3
The DIRECTV Group, Inc.	4.3
Liberty Media Holding Corporation – Interactive	4.1
FedEx Corporation	3.6
Vivendi Universal, S.A.	3.6
Pioneer Natural Resources Company	3.5
Telephone and Data Systems, Inc.	3.4
eBay, Inc.	2.4
Comcast Corporation	2.2
Symantec Corporation	1.0
Discovery Holding Company	0.8
Cash Reserves		6.7
Other Assets and Liabilities, net		0.3

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through June 30, 2007

New Holdings	Eliminations

Citadel Broadcasting Corporation	Cemex S.A.B. de C.V.(b)
(The Walt Disney Corporation)(a)	Citadel Broadcasting Corporation
Level 3 Communications, Inc. 10% Convertible Senior Notes due 5-1-11(c)

(a)	Change due to corporate action (name of related holding).
(b)	Exchanged for ADS shares
(c)	Exchanged for Level 3 Common Stock

Partners Fund -
PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)

Shares			Value

Common Stock 93.0%
		Automobiles 4.4%
14,240,000		General Motors Corporation	$538,272,000
		Broadcasting and Cable 6.5%
9,691,531	*	Comcast Corporation – Class A Special	270,975,207
22,810,900	*	The DIRECTV Group, Inc.	527,159,899

			798,135,106

		Construction Materials 4.7%
15,807,233		Cemex S.A.B. de C.V. ADS (Foreign)	583,286,898
		Entertainment 9.6%
4,335,344	*	Discovery Holding Company – Class A	99,669,558
4,648,976	*	Liberty Media Holding Corporation – Capital Series A	547,091,495
15,489,800		The Walt Disney Corporation	528,821,772

			1,175,582,825

		Insurance Brokerage 5.1%
14,627,000		Aon Corporation	623,256,470
		Internet and Catalog Retail 4.1%
22,584,666	*	Liberty Media Holding Corporation – Interactive Series A	504,315,592
		Internet Services 2.4%
9,171,050	*	eBay, Inc.	295,124,389
		Multi-Industry 3.6%
10,152,570		Vivendi Universal, S.A. (Foreign)(c)	438,447,028
		Natural Resources 8.5%
17,856,200		Chesapeake Energy Corporation	617,824,520
8,784,400		Pioneer Natural Resources Company(b)	427,888,124

			1,045,712,644

		Property & Casualty Insurance 4.7%
63,701,000		The NipponKoa Insurance Company, Ltd. (Foreign)(b)(c)	574,279,066
		Restaurants 5.0%
18,738,200		Yum! Brands, Inc.	613,113,904
		Software 1.0%
6,314,800	*	Symantec Corporation	127,558,960
See Notes to Financial Statements.

Partners Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)

Shares			Value

		Technology 14.6%
42,797,779	*	Dell Inc.	$1,221,876,590
11,806,035		Koninklijke (Royal) Philips Electronics N.V. (Foreign)	504,261,016
1,787,165		Koninklijke (Royal) Philips Electronics N.V. ADR (Foreign)	75,632,823

			1,801,770,429

		Telecommunications 15.2%
153,597,754	*	Level 3 Communications, Inc.(b)	898,546,861
26,817,900		Sprint Nextel Corporation	555,398,709
1,530,800		Telephone and Data Systems, Inc.	95,782,156
5,666,200		Telephone and Data Systems, Inc. – Special	326,089,810

			1,875,817,536

		Transportation 3.6%
3,998,600		FedEx Corporation(c)	443,724,642

		Total Common Stocks (Cost $7,265,358,226)	11,438,397,489

Principal
Amount

Short-Term Obligations 6.7%
529,622,000	Repurchase Agreement with State Street Bank, 4.65% due 7/02/07, Repurchase price $529,827,229 (Collateralized by U.S. government securities)	529,622,000
300,000,000	U.S. Treasury Bills, 4.68% – 4.70% due 8-9-07 to 8-16-07	298,419,833

Total Short-Term Obligations	828,041,833

Total Investments (Cost $8,093,400,059)(a)	99.7%	12,266,439,322
Other Assets and Liabilities, Net	0.3	30,236,839

Net Assets	100.0%	$12,296,676,161

Net asset value per share	$38.51

*  Non-income producing security.

(a)	Aggregate cost for federal income tax purposes is $8,114,360,595. Net unrealized appreciation of $4,173,039,263 consists of unrealized appreciation and depreciation of $4,320,927,246 and $(147,887,983), respectively.
(b)	Affiliated issuer. See Note 7.
(c)	All or a portion designated as collateral. See Note 8.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 18% of net assets.
See Notes to Financial Statements.

Partners Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain (Loss)

250,000,000	Euro 12-18-07	$340,072,204	$(1,684,704)
35,355,073,000	Japanese Yen 9-7-07	289,731,243	17,446,374
8,600,000,000	Japanese Yen 11-1-07	70,958,767	1,395,262
27,007,841,000	Japanese Yen 12-18-07	224,193,928	(669,045)

		$924,956,142	$16,487,887

See Notes to Financial Statements.

Intentionally Left Blank

Small-Cap Fund
MANAGEMENT DISCUSSION
Longleaf Partners Small-Cap Fund gained 3.2% in the second quarter, bringing year-to-date performance to 10.8%. Thus far in 2007 the Fund is significantly ahead of our annual goal of inflation plus 10% and the Russell 2000 Index. Results over the last twelve months have been spectacular, but are not likely sustainable. We believe the Fund’s longer term performance, which has exceeded our absolute return goal, is more indicative of what shareholders might expect over the next five years. The cumulative returns show that outpacing a real return of 10% leads to significant compounding over long periods.

	Cumulative Total Returns at June 30, 2007

					Year-to	2nd
	15 Year	10 Year	5 Year	1 Year	Date	Quarter

Small-Cap Fund	810.3%	266.2%	124.8%	31.3%	10.8%	3.2%
Inflation plus 10%	499.1	229.3	84.1	12.7	7.5	3.8
Russell 2000 Index	441.7	138.0	91.5	16.4	6.5	4.4
Please see page 16 for additional performance information.
Most names in the portfolio have risen this year, but gains at Discovery and Olympus contributed significantly both in the second quarter and year-to-date. Discovery rose 20% over the last three months, and has appreciated over 40% in 2007. No specific news occurred in the quarter, but new management has intensified the company’s focus on its core programming strengths. Our appraisal has grown and the company still sells below fair value. Olympus has successfully turned around its camera business while reporting better than expected growth in its core medical equipment business. Texas Industries has also been a strong contributor to this year’s Small-Cap Fund results with much of its rise occurring in the first quarter. Business remains strong and multiples being paid in transactions for similar companies imply a higher private market value than the current price.
Fairfax fell 15% in the second quarter, probably as a result of general industry concerns over the performance of bond portfolios as interest rates rose. Our appraisal has risen this year due to Fairfax’s investment and operating successes. IDT continued the decline that began in the first quarter and is the only name that has meaningfully detracted from year-to-date Fund performance. While pricing in the long distance calling card business is fiercely competitive, the net cash position and smart, vested management team give us confidence in our appraisal, which is significantly above the current price.
We have found several interesting small-cap ideas, but only one met our price criteria in the quarter. We purchased the Washington Post, which Southeastern

Small-Cap Fund
MANAGEMENT DISCUSSION
has previously owned. We have confidence that partnering with Don Graham again will yield another successful outcome.
The Fund’s price-to-value ratio remains in the high-70%s. The cash position will allow us to lower the P/V as we find opportunities that meet our qualitative and quantitative criteria.
Please see postscript on page 5 regarding recent volatility.

Small-Cap Fund -
PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended June 30, 2007

	Small-Cap	Inflation	Russell 2000
	Fund	Plus 10%	Index

Year-to-Date	10.82%	7.46%	6.45%
One Year	31.29	12.69	16.44
Five Years	17.59	12.98	13.88
Ten Years	13.86	12.66	9.06
Since Public Offering 2/21/89	13.03	13.05	11.14
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

Small-Cap Fund -
PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at June 30, 2007

		Net
		Assets

Common Stock		85.9%
Discovery Holding Company	7.3
Level 3 Communications, Inc.	7.2
Texas Industries, Inc.	6.5
Olympus Corporation	6.2
Service Corporation International	5.5
Pioneer Natural Resources Company	5.0
Fairfax Financial Holdings Limited	4.3
IHOP Corp.	4.2
Del Monte Foods Company	4.1
Potlatch Corporation	4.1
Everest Re Group, Ltd.	4.0
Hilb, Rogal & Hobbs Company	3.9
Ruddick Corporation	3.7
Wendy’s International, Inc.	3.4
The Washington Post Company	3.1
Willis Group Holdings Limited	2.8
IDT Corporation	2.8
PepsiAmericas, Inc.	2.0
Fair Isaac Corporation	2.0
Worthington Industries, Inc.	1.5
Trend Micro Incorporated	1.4
Odyssey Re Holdings Corp.	0.9
Cash Reserves		14.0
Other Assets and Liabilities, net		0.1

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through June 30, 2007

New Holdings	Eliminations

Trend Micro Incorporated The Washington Post Company Worthington Industries, Inc.	Jacuzzi Brands, Inc. Vail Resorts, Inc.

Small-Cap Fund -
PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)

Shares			Value

Common Stock 85.9%
		Beverages 2.0%
3,111,700		PepsiAmericas, Inc.	$76,423,352
		Construction Materials 6.5%
3,244,800		Texas Industries, Inc.(b)	254,424,768
		Entertainment 7.3%
12,422,000	*	Discovery Holding Company – Class A	285,581,780
		Food 4.1%
13,173,806		Del Monte Foods Company(b)	160,193,481
		Funeral Services 5.5%
16,719,400		Service Corporation International(b)	213,673,932
		Grocery – Retail 3.7%
4,823,500		Ruddick Corporation(b)	145,283,820
		Information Technology 2.0%
1,902,400		Fair Isaac Corporation	76,324,288
		Insurance Brokerage 6.7%
3,526,400		Hilb Rogal & Hobbs Company(b)	151,141,504
2,513,000		Willis Group Holdings Limited (Foreign)	110,722,780

			261,864,284

		Manufacturing 1.5%
2,658,700		Worthington Industries, Inc.	57,560,855
		Medical and Photo Equipment 6.2%
6,149,000		Olympus Corporation (Foreign)	240,216,771
		Natural Resources 9.1%
4,004,300		Pioneer Natural Resources Company	195,049,453
3,702,022		Potlatch Corporation(b)	159,372,047

			354,421,500

		Property & Casualty Insurance 9.2%
1,421,800		Everest Re Group, Ltd. (Foreign)	154,464,352
886,000		Fairfax Financial Holdings Limited (Foreign)	169,249,038
843,800		Odyssey Re Holdings Corp.	36,190,582

			359,903,972

See Notes to Financial Statements.

Small-Cap Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)

Shares			Value

		Publishing 3.1%
157,263		The Washington Post Company	$122,050,242
		Restaurants 7.6%
2,978,100		IHOP Corp.(b)	162,097,983
3,663,800		Wendy’s International, Inc.	134,644,650

			296,742,633

		Software 1.4%
1,723,000		Trend Micro Incorporated (Foreign)	55,695,756
		Telecommunications 10.0%
459,400		IDT Corporation	4,616,970
10,133,310		IDT Corporation – Class B	104,575,759
48,076,002	*	Level 3 Communications, Inc.	281,244,612

			390,437,341

		Total Common Stocks (Cost $2,343,272,772)	3,350,798,775

Principal
Amount

Short-Term Obligations 14.0%
97,235,000	Repurchase Agreement with State Street Bank, 4.65% due 7-2-07, Repurchase price $97,272,679 (Collateralized by U.S. government securities)	97,235,000
450,000,000	U.S. Treasury Bills, 4.74% - 5.00% due 7-12-07 to 9-6-07	447,551,194

	Total Short-Term Obligations	544,786,194

Total Investments (Cost $2,888,058,966)(a)	99.9%	3,895,584,969
Other Assets and Liabilities, Net	0.1%	6,205,805

Net Assets	100.0%	$3,901,790,774

Net asset value per share		$33.38

*  Non-income producing security.

(a)	Aggregate cost for federal tax purposes is $2,888,378,935. Net unrealized appreciation of $1,007,526,003 consists of unrealized appreciation and depreciation of $1,035,488,850 and $(27,962,847), respectively.
(b)	Affiliated issuer See Note 7.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 19% of net assets.
See Notes to Financial Statements.

International Fund
MANAGEMENT DISCUSSION
Longleaf Partners International Fund gained 15.0% year-to-date compared to a 10.7% gain for the MSCI EAFE index. The Fund gained 8.8% compared to 6.4% for the Index during the second quarter. For both periods and over the long term, the International Fund has far exceeded our absolute annual goal of inflation plus 10%.

	Cumulative Total Returns at June 30, 2007

	Since
	Inception		Year-to-	2nd
	10/26/98	1 Year	Date	Quarter

International Fund	273.2%	29.8%	15.0%	8.8%
Inflation plus 10%	187.8	12.7	7.5	3.8
EAFE Index	108.2	27.0	10.7	6.4
Please see page 22 for additional performance information.
With the exception of slight pullbacks at Fairfax and Sankyo and a minor decline in News Corp, all names advanced in the first half. The largest contributor was Ingersoll-Rand, followed by EnCana, Olympus, and Dell. Ingersoll’s CEO Herbert Henkel has already proven himself one of our most capable partners, despite the Fund’s holding period of less than one year. He has improved margins at core businesses while selling non-core businesses at prices above our appraisal. With these proceeds he has aggressively repurchased shares. We have seen no better example by management of pulling all available levers to enhance shareholder value per share. EnCana’s price has risen with oil prices, but the strategic value of its unconventional, long-term oil and gas reserves remains unappreciated by the market. Olympus has successfully turned around its camera business while reporting better than expected growth in its core medical equipment business.
The top performers in the half also led performance in the quarter, though in a different order. Dell contributed most gaining 23%. Michael Dell returned to the CEO role early in the year and has added several strong members to the executive team. Results announced at the end of May were significantly better than Wall Street expected, due in part to stronger pricing and double-digit growth in Europe and storage products. In addition the company announced that headcount would be reduced by 10%. Dell began addressing concerns about the consumer market, which represents only 15% of revenues, by exploring alternative distribution channels and introducing new designs. While our appraisal has remained stable, sentiment has begun to improve, thus driving the stock’s appreciation.
Over the last three months, most names advanced. Of those that declined, Fairfax fell most, probably as a result of general industry concerns over the performance

International Fund
MANAGEMENT DISCUSSION
of bond portfolios as interest rates rose. Our appraisal of Fairfax was not affected. Nikko Cordial also declined after the Citigroup tender offer expired. KDDI dropped as a result of a short-term loss of share in net cellular subscriber adds, a number that does not directly impact our appraisal, but frequently influences market sentiment.
As mentioned in the first quarter letter, we sold News Corp early in the year. In the second quarter, we sold Renault as it approached our appraisal after almost tripling our investment over seven years. Renault illustrates Ben Graham’s teaching that, at the right price, any stock can be a good investment, while also highlighting the importance of good partners. We have no affinity for the automotive business, but our entry price allowed us to buy an admittedly average auto business for a stunning price of less than zero. As part of the bargain, we received the now widely recognized operational genius of Carlos Ghosn, who turned Renault’s investment in Nissan into a home run, and the still unrecognized capital allocation skills of Louis Schweitzer, who made the original Nissan investment while swapping Renault’s sub-scale Mack truck business for a valuable piece of Volvo. Today, the same analysts who argued that Renault should always trade at a conglomerate discount trumpet the value of the holding company structure and give full credit for a complicated Renault turnaround in the face of a deteriorating macro environment. We fervently hope that we can again partner with Carlos Ghosn, but are happy to part with Renault at our exit price, particularly when we can reinvest the proceeds at a more attractive price-to-value ratio. For the same reason, we also sold NTT DoCoMo. Finally, we bought Japan Petroleum Exploration in the second quarter.
Considering the elevated level of both international markets and the Fund’s price-to-value ratio at the beginning of the year, we are delighted by the first half’s performance which has already exceeded our annual target of inflation plus 10%. We will be surprised if we are able to sustain such a pace over the short term, but, over the long term, we feel very good about the Fund’s position. Our research productivity has continued to increase thanks to the efforts of the analysts introduced at our annual meeting; the P/V is currently in the mid-70%s; we are replacing fully valued equities with cheaper qualifiers; and we have a list of on-deck candidates that will become buys if and when their prices weaken. Finally, and perhaps most important, we believe that the financial and business strengths of our existing holdings will become more apparent as the credit-fueled tide that has driven most global markets to new highs begins to recede.
Please see postscript on page 5 regrading recent volatility.

International Fund -
PERFORMANCE HISTORY
AVERAGE ANNUAL RETURNS
for the periods ended June 30, 2007

	International	Inflation	EAFE
	Fund	Plus 10%	Index

Year-to-Date	14.97%	7.46%	10.74%
One Year	29.81	12.69	27.00
Five Years	15.07	12.98	17.73
Since Public Offering 10/26/98	16.38	12.95	8.81
Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. In 1998, the EAFE was available at month-end only; therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering. This index is unmanaged and is not hedged for foreign currency risk. Longleaf often hedges its exposure to foreign currencies. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information.

International Fund -
PORTFOLIO SUMMARY
TABLE OF PORTFOLIO HOLDINGS
at June 30, 2007

		Net
		Assets

Common Stock		90.2%
Dell Inc.	8.5
The NipponKoa Insurance Company, Ltd.	6.8
Olympus Corporation	6.6
Ingersoll-Rand Company Limited	5.7
EnCana Corporation	5.3
Nikko Cordial Corporation	5.2
Cemex S.A.B. de C.V. ADS	5.1
Koninklijke Philips Electronics N.V.	4.7
Cheung Kong Holdings Limited	4.7
British Sky Broadcasting Group plc	4.6
Fairfax Financial Holdings Limited	4.6
Millea Holdings, Inc.	4.5
Yum! Brands, Inc.	4.4
Nestle S.A.	4.4
Willis Group Holdings Limited	4.1
Japan Petroleum Exploration Co., Ltd.	4.1
Vivendi Universal, S.A.	3.4
KDDI Corporation	3.3
Sankyo Co., Ltd.	0.2
Cash Reserves		8.5
Other Assets and Liabilities, net		1.3

		100.0%

PORTFOLIO CHANGES
January 1, 2007 through June 30, 2007

New Holdings	Eliminations

EnCana Corporation Japan Petroleum Exploration Co., Ltd.	The News Corporation NTT DoCoMo, Inc. Renault S.A.

International Fund -
PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)

Shares		Value

Common Stock 90.2%
	Broadcasting and Cable 4.6%
13,762,000	British Sky Broadcasting Group plc (United Kingdom)(b)	$176,861,044
	Construction Materials 5.1%
5,313,260	Cemex S.A.B. de C.V. ADS (Mexico)	196,059,294
	Financial Services 5.2%
15,129,000	Nikko Cordial Corporation (Japan)(b)	197,951,829
	Food 4.4%
435,000	Nestle S.A. (Switzerland)	165,951,699
	Gaming Machines 0.2%
152,000	Sankyo Co., Ltd. (Japan)	6,407,147
	Industrial Machinery 5.7%
3,931,000	Ingersoll-Rand Company Limited (Bermuda)	215,497,420
	Insurance Brokerage 4.1%
3,586,000	Willis Group Holdings Limited (United Kingdom)	157,999,160
	Medical and Photo Equipment 6.6%
6,405,000	Olympus Corporation (Japan)(b)	250,217,665
	Multi-Industry 8.1%
13,723,000	Cheung Kong Holdings Limited (Hong Kong)(b)	179,715,981
3,004,000	Vivendi Universal, S.A. (France)(b)	129,730,194

		309,446,175

	Natural Resources 9.4%
3,265,000	EnCana Corporation (Canada)	200,634,250
2,225,600	Japan Petroleum Exploration Co., Ltd. (Japan)	157,441,429

		358,075,679

	Property & Casualty Insurance 15.9%
910,000	Fairfax Financial Holdings Limited (Canada)	173,833,662
4,198,000	Millea Holdings, Inc. (Japan)	172,522,883
28,556,000	The NipponKoa Insurance Company, Ltd. (Japan)(b)	257,438,863

		603,795,408

	Restaurants 4.4%
5,116,000	Yum! Brands, Inc. (United States)	167,395,520
See Notes to Financial Statements.

International Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)

Shares			Value

		Technology 13.2%
11,382,751	*	Dell Inc. (United States)	$324,977,541
1,365,931		Koninklijke (Royal) Philips Electronics N.V. (Netherlands)	58,341,836
2,889,269		Koninklijke (Royal) Philips Electronics N.V. ADR (Netherlands)	122,273,864

			505,593,241

		Telecommunications 3.3%
17,163		KDDI Corporation (Japan)	127,267,566

		Total Common Stocks (Cost $2,177,484,253)	3,438,518,847

Principal
Amount

Short-Term Obligations 8.5%
49,308,000	Repurchase Agreement with State Street Bank, 4.65% due 7/2/07, Repurchase price $49,327,107 (Collateralized by U.S. government securities)	49,308,000
275,000,000	U.S. Treasury Bills, 4.86% – 5.00% due 7/12/07 to 8/9/07	274,132,896

Total Short-Term Obligations	323,440,896

Total Investments (Cost $2,500,925,149)(a)	98.7%	3,761,959,743
Other Assets and Liabilities, Net	1.3	50,151,770

Net Assets	100.0%	$3,812,111,513

Net asset value per share	$ 21.74

*  Non-income producing security.

(a)	Also represents aggregate cost for federal income tax purposes. Net unrealized appreciation of $1,261,034,594 consists of unrealized appreciation and depreciation of $1,267,815,485 and $(6,780,891), respectively.
(b)	All or a portion designated as collateral for forward currency contracts. See Note 8.

Note:	Country listed in parenthesis after each company indicates location of headquarters.
See Notes to Financial Statements.

International Fund - PORTFOLIO OF INVESTMENTS
at June 30, 2007 (Unaudited)
OPEN FORWARD CURRENCY CONTRACTS

Currency	Currency Sold and	Currency	Unrealized
Units Sold	Settlement Date	Market Value	Gain(Loss)

5,710,000	British Pound 7-27-07	$11,462,342	$(253,783)
71,770,000	British Pound 9-20-07	143,942,656	(3,630,870)
9,015,000	British Pound 11-1-07	18,061,933	(132,721)
74,500,000	Euro 12-18-07	101,341,517	(502,042)
6,956,133,000	Japanese Yen 7-27-07	56,701,632	2,004,342
28,262,763,000	Japanese Yen 9-7-07	231,610,481	12,803,743
20,446,875,000	Japanese Yen 11-1-07	168,707,564	2,986,505
40,535,836,000	Japanese Yen 12-18-07	336,490,736	(1,004,164)

		$1,068,318,861	$12,271,010

COUNTRY WEIGHTINGS

	Equity	Net
	Only	Assets

Japan	34.0%	30.7%
United States	14.3	12.9
Canada	10.9	9.8
United Kingdom	9.7	8.8
Bermuda	6.3	5.7
Mexico	5.7	5.1
Netherlands	5.3	4.7
Hong Kong	5.2	4.7
Switzerland	4.8	4.4
France	3.8	3.4

	100.0%	90.2

Cash, other assets and liabilities, net		9.8

		100.0%

See Notes to Financial Statements.

Intentionally Left Blank

Longleaf Partners Funds
STATEMENTS OF ASSETS AND LIABILITIES
at June 30, 2007 (Unaudited)

	Partners	Small-Cap	International
	Fund	Fund	Fund

Assets:
Investments:
Affiliated securities, at market value (cost $842,484,145, $833,289,065 and $0, respectively) (Note 2 and 7)	$1,900,714,051	$1,246,187,535	$–
Other securities, at market value (cost $7,250,915,914, $2,054,769,901 and $2,500,925,149, respectively) (Note 2)	10,365,725,271	2,649,397,434	3,761,959,743

Total Investments	12,266,439,322	3,895,584,969	3,761,959,743
Cash	224	63	896
Receivable for:
Fund shares sold	3,272,965	1,022,325	31,870,647
Dividends and interest	1,742,420	3,105,177	2,713,004
Securities sold	27,375,397	9,428,606	8,104,842
Forward currency contracts (Note 2)	16,487,887	–	12,271,010
Foreign tax reclaims	–	–	740,729
Prepaid assets	89,933	36,260	51,416

Total Assets	12,315,408,148	3,909,177,400	3,817,712,287

Liabilities:
Payable for:
Securities purchased	2,873,250	3,246,580	–
Fund shares redeemed	6,935,586	1,223,104	744,555
Investment counsel fee (Note 3)	7,653,783	2,526,766	4,416,255
Administration fee (Note 4)	1,009,546	325,943	312,204
Other accrued expenses	259,822	64,233	127,760

Total Liabilities	18,731,987	7,386,626	5,600,774

	$12,296,676,161	$3,901,790,774	$3,812,111,513

Net Assets:
Net assets consist of:
Paid-in capital	$7,870,995,746	$2,678,698,136	$2,225,495,953
Undistributed net investment income	35,413,227	18,367,703	11,965,632
Accumulated net realized gain on investments and foreign currency	200,740,038	197,248,578	301,408,601
Unrealized gain on investments and foreign currency	4,189,527,150	1,007,476,357	1,273,241,327

Net Assets	$12,296,676,161	$3,901,790,774	$3,812,111,513

Net asset value per share	$38.51	$33.38	$21.74

Fund shares issued and outstanding	319,319,574	116,879,947	175,335,214
See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF OPERATIONS
for the six-months ended June 30, 2007 (Unaudited)

	Partners	Small-Cap	International
	Fund	Fund	Fund

Investment Income:
Income:
Dividends from non-affiliates (net of foreign tax withheld of $4,207,276, $453,113 and $2,837,884, respectively)	$60,235,732	$11,984,420	$33,262,832
Dividends from affiliates (net of foreign tax withheld of $283,716, $0, and $0 respectively) (Note 7)	4,911,342	9,469,840	–
Interest	21,236,490	13,874,760	6,118,775

Total income	86,383,564	35,329,020	39,381,607

Expenses:
Investment counsel fee (Note 3)	43,519,654	14,480,803	24,845,508
Administration fee (Note 4)	5,736,502	1,864,655	1,739,695
Transfer agent fees and expenses	1,110,219	334,873	341,911
Custodian fees and expenses	222,556	21,423	210,058
Prospectus and shareholder reports	301,130	63,699	76,738
Trustees’ fees and expenses	157,694	81,327	81,327
Registration fees	43,627	28,179	26,442
Professional fees	34,839	35,052	34,841
Other	120,136	51,306	51,574

Total expenses	51,246,357	16,961,317	27,408,094

Net investment income	35,137,207	18,367,703	11,973,513

Realized and unrealized gain:
Net realized gain(loss):
Non-affiliated securities	124,321,628	57,658,794	185,352,276
Affiliated securities (Note 7)	–	33,557,899	–
Forward currency contracts	18,120,885	–	33,886,180
Foreign currency transactions	(114,157)	–	(145,585)

Net gain	142,328,356	91,216,693	219,092,871

Change in unrealized appreciation (depreciation):
Securities	967,429,190	269,191,777	255,993,700
Other assets, liabilities and forwards	6,807,700	(49,647)	3,741,084

Change in net unrealized appreciation	974,236,890	269,142,130	259,734,784

Net realized and unrealized gain	1,116,565,246	360,358,823	478,827,655

Net increase in net assets resulting from operations	$1,151,702,453	$378,726,526	$490,801,168

See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF CHANGES IN NET ASSETS

	Partners Fund

	Six months ended	Year ended
	June 30, 2007	December 31,
	(Unaudited)	2006

Operations:
Net investment income	$35,137,207	$43,421,690
Net realized gain from investments and foreign currency transactions	142,328,356	720,657,306
Net change in unrealized appreciation of securities, other assets, liabilities and forwards	974,236,890	1,137,451,009

Net increase in net assets resulting from operations	1,151,702,453	1,901,530,005

Distributions to shareholders:
From net investment income	–	(44,536,241)
From net realized gain on investments	–	(755,953,511)

Net decrease in net assets resulting from distributions	–	(800,489,752)

Capital share transactions (Note 6):
Net proceeds from sale of shares	866,526,411	1,396,022,350
Net asset value of shares issued to shareholders for reinvestment of shareholder distributions	–	730,065,307
Cost of shares redeemed	(593,146,950)	(1,134,738,762)

Net increase in net assets from fund share transactions	273,379,461	991,348,895

Total increase in net assets	1,425,081,914	2,092,389,148
Net assets:
Beginning of period	10,871,594,247	8,779,205,099

End of period	$12,296,676,161	$10,871,594,247

Undistributed net investment income included in net assets at end of period	$35,413,227	$390,177
See Notes to Financial Statements.

Longleaf Partners Funds
STATEMENTS OF CHANGES IN NET ASSETS

Small-Cap Fund		International Fund

Six months ended	Year ended	Six months ended	Year ended
June 30, 2007	December 31,	June 30, 2007	December 31,
(Unaudited)	2006	(Unaudited)	2006

$18,367,703	$57,643,900	$11,973,513	$2,680,832
91,216,693	347,988,801	219,092,871	248,650,431
269,142,130	235,802,008	259,734,784	234,734,825

378,726,526	641,434,709	490,801,168	486,066,088

–	(58,705,003)	–	(2,515,258)
–	(251,956,686)	–	(221,996,422)

–	(310,661,689)	–	(224,511,680)

238,964,809	391,956,726	297,255,497	458,350,467
–	283,662,236	–	206,854,594
(163,185,186)	(371,649,902)	(230,483,065)	(552,951,103)

75,779,623	303,969,060	66,772,432	112,253,958

454,506,149	634,742,080	557,573,600	373,808,366
3,447,284,625	2,812,542,545	3,254,537,913	2,880,729,547

$3,901,790,774	$3,447,284,625	$3,812,111,513	$3,254,537,913

$18,367,703	$ –	$11,965,632	$137,704

See Notes to Financial Statements.

Longleaf Partners Funds
NOTES TO FINANCIAL STATEMENTS
Note 1. Organization
The Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund (the “Funds”) are non-diversified and each is a series of Longleaf Partners Funds Trust, a Massachusetts business trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended.
Note 2. Significant Accounting Policies
Management Estimates
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America; these principles may require the use of estimates by Fund management. Actual results could differ from those estimates.
Security Valuation
Portfolio securities listed or traded on a securities exchange (U.S. or foreign), on the NASDAQ national market, or any representative quotation system providing same day publication of actual prices, are valued at the last sale price. If there are no transactions in the security that day, securities are valued at the midpoint between the closing bid and ask prices or, if there are no such prices, the prior day’s close.
In the case of bonds and other fixed income securities, valuations may be furnished by a pricing service which takes into account factors in addition to quoted prices (such as trading characteristics, yield, quality, coupon rate, maturity, type of issue, and other market data relating to the priced security or other similar securities) where taking such factors into account would lead to a more accurate reflection of the fair market value of such securities.
When market quotations are not readily available, valuations of portfolio securities may be determined in accordance with procedures established by and under the general supervision of the Funds’ Trustees. In determining fair value, the Board considers all relevant qualitative and quantitative information available including news regarding significant market or security specific events. The Board may also utilize a service provided by an independent third party to assist in fair valuation of certain securities. These factors are subject to change over time and are reviewed periodically. Because the utilization of fair value depends on market activity, the frequency with which fair valuation may be used cannot be predicted. Estimated values may differ from the values that would have been used had a ready market for the investment existed.

Repurchase agreements are valued at cost which, combined with accrued interest, approximates market value. Short-term U.S. Government obligations are valued at amortized cost which approximates current market value.
The Funds determine net asset values (“NAVs”) once a day, at the close of regular trading on the New York Stock Exchange (usually at 4:00 p.m. Eastern time) on days the Exchange is open for business. The Exchange is closed for specified national holidays and on weekends. Foreign securities are generally priced at the latest market close in the foreign market, which may be at different times or days than the close of the New York Stock Exchange. If events occur which could materially affect the NAV between the close of the foreign market and normal pricing at the close of the New York Stock Exchange, foreign securities may be fair valued as determined by the Board of Trustees, consistent with any regulatory guidelines.
Accounting for Investments
For financial reporting purposes, the Funds record security transactions on trade date. Realized gains and losses on security transactions are determined using the specific identification method. Dividend income is recognized on the ex-dividend date, except that certain dividends from foreign securities are recorded as soon after the ex-dividend date as the Fund is able to obtain information on the dividend. Interest income and Fund expenses are recognized on an accrual basis.
Distributions to Shareholders
Dividends and distributions to shareholders are recorded on the ex-dividend date.
Federal Income Taxes
The Funds’ policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute substantially all taxable income to shareholders. Accordingly, no federal income tax provision is required. The Funds intend to make any required distributions to avoid the application of a 4% nondeductible excise tax. Distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Reclassifications are made within the Funds’ capital accounts to reflect income and gains available for distribution under income tax regulations.
Foreign Currency Translations
The books and records of the Funds are maintained in U.S. dollars. Securities denominated in currencies other than U.S. dollars are subject to changes in value due to fluctuations in exchange rates. Purchases and sales of securities and income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective date of each transaction. The market values of investment securities, assets and liabilities are translated into U.S. dollars daily.
The Funds do not isolate the portion of net realized and unrealized gains or losses in equity security investments which are attributable to changes in foreign exchange rates. Accordingly, the impact of such changes is included in the realized and unrealized gains or losses on the underlying equity securities.
Forward Currency Contracts
Forward currency contracts are commitments to purchase or sell a foreign currency at a future maturity date. The resulting obligation is marked-to-market daily using foreign currency exchange rates supplied by an independent pricing service. An unrealized gain or loss is recorded for the difference between the contract opening value and its current value. When a contract is closed or delivery is taken, this gain or loss is realized. For federal tax purposes, gain or loss on open forward contracts are treated as realized and are subject to distribution at our excise tax year-end date.
Risk of Forward Currency Contracts
The Funds generally use forward currency contracts for hedging purposes to offset currency exposure in portfolio holdings. Each Fund may seek to hedge foreign currency exposure to the full extent of its investment in foreign securities, but there is no requirement that all foreign securities be hedged. Forward contracts may reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies or, considered separately, may produce a loss. Where a liquid secondary market for forwards does not exist, the Funds may not be able to close their positions and in such an event, the loss is theoretically unlimited.
Repurchase Agreements
The Funds may engage in repurchase agreement transactions. The Funds’ custodian bank sells U.S. government or agency securities to each Fund under agreements to repurchase these securities at a stated repurchase price including interest for the term of the agreement, which is usually overnight or over a weekend. Each Fund, through its custodian, receives delivery of the underlying U.S. government or agency securities as collateral, whose market value is required to be at least equal to the repurchase price. If the custodian becomes bankrupt, the Fund might be delayed, or may incur costs or possible losses of principal and income, in selling the collateral.
New Accounting Pronouncements
On July 13, 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. The standard is not expected to materially impact the Funds’ financial statements.
On September 15, 2006, the FASB released Statement of Financial Accounting Standards No. 157 (“FAS 157”) Fair Value Measurements which provides enhanced guidance for using fair value to measure assets and liabilities. The standard requires companies to provide expanded information about the assets and liabilities measured at fair value and the potential effect of these fair valuations on an entity’s financial performance. The standard does not expand the use of fair value in any new circumstances, but provides clarification on acceptable fair valuation methods and applications. Adoption of FAS 157 is required for fiscal years beginning after November 15, 2007. The standard is not expected to materially impact the Funds’ financial statements.
Note 3. Investment Counsel Agreement
Southeastern Asset Management, Inc. (“Southeastern”) serves as Investment Counsel to the Funds and receives annual compensation, computed daily and paid monthly, in accordance with the following schedule for the Partners Fund and Small-Cap Fund:

First $400 million of average daily net assets	1.00%
In excess of $400 million	.75%
For the Partners and Small-Cap Funds, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that each Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.5% of average annual net assets. No such reductions were necessary for the current period.
The International Fund fee is calculated in accordance with the following schedule:

First $2.5 billion of average daily net assets	1.50%
In excess of $2.5 billion	1.25%
For this Fund, Southeastern has agreed to reduce its fees on a pro rata basis to the extent that the Fund’s normal annual operating expenses (excluding taxes, interest, brokerage fees, and extraordinary expenses) exceed 1.75% of average annual net assets. No reduction was necessary for the current period.
Note 4. Fund Administrator
Southeastern also serves as the Fund Administrator and in this capacity is responsible for managing, performing or supervising the administrative and business operations of the Funds. Functions include the preparation of all registration statements, prospectuses, proxy statements, daily valuation of the portfolios and calculation of daily net asset values per share. The Funds pay a fee as compensation for these services, accrued daily and paid monthly, of 0.10% per annum of average daily net assets.
Note 5. Investment Transactions
Purchases and sales of equity securities and corporate bonds for the period (excluding short-term obligations) are summarized below:

	Purchases	Sales

Partners Fund	$354,680,202	$291,710,253
Small-Cap Fund	270,507,448	300,252,153
International Fund	401,410,497	422,953,827
Note 6. Shares of Beneficial Interest
Each Fund is authorized to issue unlimited shares of beneficial interest with no par value. Transactions in shares of beneficial interest were as follows:

	Six months ended June 30, 2007 (Unaudited)

	Partners	Small-Cap	International
	Fund	Fund	Fund

Shares sold	23,827,254	7,487,391	14,719,784
Reinvestment of shareholder distributions	–	–	–
Shares redeemed	(16,344,345)	(5,057,991)	(11,466,260)

	7,482,909	2,429,400	3,253,524

	Year ended December 31, 2006

	Partners	Small-Cap	International
	Fund	Fund	Fund

Shares sold	41,199,929	13,734,861	25,195,194
Reinvestment of shareholder distributions	21,037,467	9,437,163	11,336,092
Shares redeemed	(33,891,867)	(12,797,782)	(30,402,886)

	28,345,529	10,374,242	6,128,400

Note 7. Affiliated Issuer
Under Section 2(a)(3) of the Investment Company Act of 1940, a portfolio company is defined as “affiliated” if a Fund owns five percent or more of its voting stock. Each Fund held at least five percent of the outstanding voting stock of the following companies during the six months ended June 30, 2007:

		Market Value
	Shares at
	June 30,	June 30,	December 31,
	2007	2007	2006

Partners Fund
Level 3 Communications, Inc.*	153,597,754	$898,546,861	$453,762,400
Level 3 Communications, Inc. 10% Convertible Senior Notes due 5-1-11	–	–	403,628,583
The NipponKoa Insurance Company, Ltd.	63,701,000	574,279,066	516,545,229
Pioneer Natural Resources Company	8,784,400	427,888,124	348,652,836

		1,900,714,051	1,722,589,048

Small-Cap Fund
Del Monte Foods Company	13,173,806	160,193,481	–
Hilb Rogal & Hobbs Company	3,526,400	151,141,504	148,531,968
IHOP Corp.	2,978,100	162,097,983	156,945,870
Jacuzzi Brands, Inc.*	–	–	181,599,814
Potlatch Corporation	3,702,022	159,372,047	162,222,604
Ruddick Corporation	4,823,500	145,283,820	133,852,125
Service Corporation International	16,719,400	213,673,932	171,373,850
Texas Industries, Inc.	3,244,800	254,424,768	208,413,504

		$1,246,187,535	$1,162,939,735

Purchases, sales and income for these affiliates for the six months ended June 30, 2007 were as follows:

					Dividend
					or Interest
	Purchases		Sales		Income(a)

Partners Fund
Level 3 Communications, Inc.*	$222,079,000	(b)	$–		$–
Level 3 Communications, Inc. 10% Convertible Senior Notes due 5-1-11	–		222,079,000	(b)	1,048,731	(c)
The NipponKoa Insurance Company, Ltd.	–		–		3,769,370
Pioneer Natural Resources Company	–		–		1,141,972

	$222,079,000		$222,079,000		$5,960,073

			Dividend
			or Interest
	Purchases	Sales	Income(a)

Small-Cap Fund
Del Monte Foods Company	$47,639,506	$–	$920,154
Hilb Rogal & Hobbs Company	–	–	881,600
IHOP Corp	–	–	1,489,050
Jacuzzi Brands, Inc.*	–	182,622,500	–
Potlatch Corporation	–	–	3,627,982
Ruddick Corporation	–	–	1,061,170
Service Corporation International	–	–	1,003,164
Texas Industries, Inc.	–	–	486,720

	$47,639,506	$182,622,500	$9,469,840

*  Non-income producing

(a)	Dividend income unless otherwise noted.
(b)	Senior Notes exchanged for common stock.
(c)	Interest income.
Note 8. Collateral
Securities with the following aggregate value were segregated to collateralize forward currency contracts at June 30, 2007:

Partners Fund	$1,456,450,736
International Fund	1,191,915,576
Note 9. Related Ownership
At June 30, 2007, officers, employees of Southeastern and their families, Fund trustees, the Southeastern retirement plan and other affiliates owned more than 5% of the following Funds:

	Shares Owned	Percent of Fund

Small-Cap Fund	8,563,442	7.3%
International Fund	12,065,036	6.9

Intentionally Left Blank

Longleaf Partners Funds
FINANCIAL HIGHLIGHTS
The presentation is for a share outstanding throughout each period.

			Net
			Gains
	Net		(Losses) on			Distri-
	Asset	Net	Securities	Total	Dividends	butions
	Value	Investment	Realized	From	from Net	from
	Beginning	Income	and	Investment	Investment	Capital
	of Period	(Loss)	Unrealized	Operations	Income	Gains

Partners Fund
Six months ended
June 30, 2007 (Unaudited)	$34.86	$.11	$3.54	$3.65	$–	$–
Year ended December 31,
2006	30.97	.14	6.53	6.67	(.14)	(2.64)
2005	31.32	.29	.83	1.12	(.29)	(1.18)
2004	29.98	.07	2.05	2.12	(.15)	(.63)
2003	22.24	.08	7.66	7.74	–	–
2002	24.51	.04	(2.08)	(2.04)	(.04)	(.14)
Small-Cap Fund
Six months ended
June 30, 2007 (Unaudited)	30.12	.16	3.10	3.26	–	–
Year ended December 31,
2006	27.02	.50	5.49	5.99	(.56)	(2.33)
2005	29.85	.58	2.43	3.01	(.57)	(5.27)
2004	28.81	.42	3.75	4.17	(.43)	(2.70)
2003	20.33	.45	8.47	8.92	(.44)	–
2002	21.68	.52	(1.32)	(0.80)	(.53)	(.02)
International Fund
Six months ended
June 30, 2007 (Unaudited)	18.91	.01	2.82	2.83	–	–
Year ended December 31,
2006	17.36	.02	2.89	2.91	(.01)	(1.35)
2005	15.55	(.01)	2.01	2.00	–	(.19)
2004	14.11	(.08)	1.52	1.44	–	–
2003	9.97	(.07)	4.21	4.14	–	–
2002	12.34	(.06)	(1.99)	(2.05)	–	(.32)

(a)	Total return reflects the rate that an investor would have earned on investment in the Fund during each period, assuming reinvestment of all distributions.

(b)	Expenses presented include dividend expense and brokerage fees for short-sales. The operating expense ratio was 1.69% (Note 3).

Longleaf Partners Funds
FINANCIAL HIGHLIGHTS

							Ratio of
					Ratio of		Net
		Net			Expenses		Investment
		Asset		Net Assets	to		Income
Return	Total	Value		End of	Average		(Loss) to	Portfolio
of	Distri-	End of	Total	Period	Net		Average	Turnover
Capital	butions	Period	Return(a)	(thousands)	Assets		Net Assets	Rate

$–	$–	$38.51	10.47%	$12,296,676	.89%		.30%	2.73%
–	(2.78)	34.86	21.63	10,871,594	.90		.45	18.98
–	(1.47)	30.97	3.62	8,779,205	.91		.95	6.64
–	(.78)	31.32	7.14	8,999,465	.90		.28	13.38
–	–	29.98	34.80	7,668,968	.91		.32	7.37
(.05)	(.23)	22.24	(8.34)	4,787,662	.91		.17	19.57
–	–	33.38	10.82	3,901,791	.91		.49	8.45
–	(2.89)	30.12	22.33	3,447,285	.92		1.87	34.90
–	(5.84)	27.02	10.75	2,812,543	.93		2.21	17.28
–	(3.13)	29.85	14.78	2,673,843	.93		1.52	31.04
–	(.44)	28.81	43.85	2,365,085	.95		1.89	4.44
–	(.55)	20.33	(3.74)	1,677,194	.95		2.43	16.91
–	–	21.74	14.97	3,812,112	1.58		.34	12.46
–	(1.36)	18.91	17.07	3,254,538	1.61		.09	24.30
–	(.19)	17.36	12.88	2,880,730	1.64		(.05)	16.93
–	–	15.55	10.21	2,579,635	1.66		(.57)	18.86
–	–	14.11	41.52	1,923,581	1.68		(.68)	10.18
–	(.32)	9.97	(16.51)	1,086,714	1.80	(b)	(.68)	15.86

Longleaf Partners Funds
EXPENSE EXAMPLE
Shareholders of mutual funds may incur two types of costs: (1) ongoing costs, including management fees, transfer agent fees, and other fund expenses; and (2) transaction costs, including sale charges (loads) and redemption fees. Longleaf does not charge transaction fees of any sort.
The following examples are intended to show the ongoing costs (in dollars) of investing in the Longleaf Funds and to enable you to compare the costs of investing in other mutual funds. Each example is based on an investment of $1,000 made at December 31, 2006 and held through June 30, 2007.
Actual Expenses
The table below provides information about actual account values and actual expenses using each Fund’s actual return for the period. To estimate the expenses that you paid over the period, divide your account balance by $1,000 (for example, a $12,500 account balance divided by $1,000 = 12.5), then multiply the result by the number in the third line entitled “Expenses Paid During Period.”
Ongoing Expenses and Actual Fund Returns
for the period December 31, 2006 to June 30, 2007

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00
Ending Account Value	1,104.70	1,108.25	1,149.65
Expenses Paid During Period*	4.64	4.76	8.42
Annualized Expense Ratio for Period	0.89%	0.91%	1.58%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (181) divided by 365 days in the current year.

Longleaf Partners Funds
EXPENSE EXAMPLE
Hypothetical Example for Comparison Purposes
The table below provides information about hypothetical account values and expenses based on each Fund’s actual expense ratio and assumed returns of 5% per year before expenses, which are not the Funds’ actual returns. Do not use the hypothetical data below to estimate your ending account balance or expenses you paid. This information serves only to compare the ongoing costs of investing in Longleaf with other mutual funds. To do so, examine this 5% hypothetical example against the 5% hypothetical examples found in other funds’ shareholder reports.
The expenses shown in the table highlight only ongoing costs and do not reflect transactional costs that may be charged by other funds. Therefore, the third line of the table does not reveal the total relative costs of owning different funds. Since Longleaf does not charge transactions fees, you should evaluate other funds’ transaction costs to assess the total cost of ownership for comparison purposes.
Ongoing Expenses and Hypothetical 5% Return
for the period December 31, 2006 to June 30, 2007

	Partners	Small-Cap	International

Beginning Account Value	$1,000.00	$1,000.00	$1,000.00
Ending Account Value	1,020.38	1,020.28	1,016.96
Expenses Paid During Period*	4.46	4.56	7.90
Annualized Expense Ratio for Period	0.89%	0.91%	1.58%

*	Expenses are equal to the Fund’s annualized expense ratio, multiplied by the average account value for the period, multiplied by the number of days in the most recent fiscal half year (181) divided by 365 days in the current year.

Intentionally Left Blank

Longleaf Partners Funds
FUND INFORMATION
The following additional information may be obtained without charge, upon request, by calling 1-800-445-9469, Option 1, or on the Funds’ website at www.longleafpartners.com, or on the SEC’s website at www.sec.gov.
Proxy Voting Policies and Procedures
A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).
Proxy Voting Record
Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.
Quarterly Portfolio Holdings
Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. (please call 1-800-SEC-0330 for information on the operation of the Public Reference Room).
In addition to Form N-Q, Longleaf publishes reports for each fiscal quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.
Fund Trustees
Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Intentionally Left Blank

Longleaf Partners Funds
SERVICE DIRECTORY
Contact us at www.longleafpartners.com or
(800) 445-9469

FUND INFORMATION	OPTION 1
To request a Prospectus, Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 7:00 a.m. to 7:00 p.m. Eastern time, Monday through Friday.

DAILY FUND PRICES	OPTION 2
For automated reporting 24 hours a day, seven days a week.

ACCOUNT INFORMATION	OPTION 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

SHAREHOLDER INQUIRIES	OPTION 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.
CORRESPONDENCE

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PFPC
Providence, RI 02940-9694	101 Sabin Street
Pawtucket, RI 02860
(508) 871-8800
PUBLISHED DAILY PRICE QUOTATIONS
Daily net asset value per share of each Fund is reported in mutual fund quotations tables of major newspapers in alphabetical order under the bold heading Longleaf Partners as follows:

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Closed 7-16-04
Sm-Cap	LLSCX	543069207	134	Closed 7-31-97
Intl	LLINX	543069405	136	Open

Longleaf Partners Funds ®
c/o PFPC
P.O. Box 9694
Providence, RI 02940-9694
(800) 445-9469
www.longleafpartners.com

Southeastern Asset Management, Inc.
6410 Poplar Ave. • Suite 900 • Memphis, TN 38119 • (901) 761-2474

Year Founded:	1975

Headquarters:	Memphis, Tennessee
Research Offices:	London & Tokyo

Staff:	49 Employees 9 Research Team Members

Ownership Structure:	Independent; 100% employee owned

Assets Under Management:	$45.0 billion
U.S. large cap separate accounts:	$13. 7 billion (closed)
International separate accounts:	$1.6 billion
Global separate accounts:	$9.7 billion
Longleaf Partners Fund:	$12.3 billion (closed)
Longleaf Partners Small-Cap Fund:	$3.9 billion (closed)
Longleaf Partners International Fund:	$3.8 billion

Partnership Investing:	-The Longleaf Funds are the exclusive
equity vehicle for Southeastern’s retirement
plan and employee equity investments.
-Southeastern employees and their families are
Longleaf’s largest shareholder group.

Investment Discipline:	Value oriented; long time horizon

Target Return:	Inflation +10%

Portfolio Management:	Team approach

REPRESENTATIVE CLIENT LIST
Corporate Retirement Plans

American Airlines	National Grid USA
Bellsouth	Nestle
Bhs	Northrop Grumman
Cable & Wireless	OfficeMax
Cox Enterprises	Ormet
DSG	Pactiv
DTE Energy	Parker Hannifin
EDS	Reuters
General Mills	Rollins
Kellogg Company	Smurfit-Stone
Leggett & Platt	Stagecoach
Lloyd’s Register	Syngenta
Lloyds TSB	Tesco
Lonza America
Academic Institutions

Allegheny College	St. Andrew’s School
Beloit College	Syracuse University
Bowdoin College	Temple University
Claremont McKenna College	University of Colorado
Colgate University	University of Florida
Cornell University	University of Georgia
Georgia Tech	University of Nebraska
Grinnell College	University of Pennsylvania
Groton School	University of Pittsburgh
Hamilton College	University of Rochester
Loyola University New Orleans	Wellesley College
Foundations and Nonprofit Institutions

American Legacy Foundation	Gordon and Betty Moore Foundation
American Museum of Natural History	Kauffman Foundation
American Psychological Association	The Andrew W. Mellon Foundation
Carnegie Institution of Washington	The Church Pension Fund
Cisco Systems Foundation	The Duke Endowment
Community Foundation for the	The Nature Conservancy
National Capital Region	The New York Public Library
Dana-Farber Cancer Institute	Yawkey Foundation
German Marshall Fund

Clients chosen for the list consist of equity separate institutional accounts and include regionally and nationally recognized accounts representative of each category. Not all accounts in each category have been listed, and the accounts shown were not selected as the result of their investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern Asset Management, Inc. or the services it provides.

RESEARCH/PORTFOLIO MANAGEMENT
O. Mason Hawkins, CFA                                  Chairman and Chief Executive Officer
Southeastern since 1975.
1974-75, Director of Research, First Tennessee Investment Management, Memphis.
1972-73, Director of Research, Atlantic National Bank, Jacksonville.
Chartered Financial Analyst, 1979
Past President, Memphis Society of Financial Analysts, 1983
B.A. (Finance) University of Florida, 1970
M.B.A. (Finance) University of Georgia, 1971
Born 3/10/48
G. Staley Cates, CFA                                          President
Southeastern since 1986.
1986, Research Associate, Morgan, Keegan & Company, Memphis.
Chartered Financial Analyst, 1989
B.B.A. (Finance) University of Texas, 1986
Born 10/5/64
Jason E. Dunn, CFA                                           Vice President
Southeastern since 1997.
Chartered Financial Analyst, 2001
B. A. (Business & Economics) Rhodes College, 1999
Born 11/27/76
E. Andrew McDermott                                        Vice President
Southeastern since 1998. Based in London.
1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco.
1992-1994, NEC Logistics, Tokyo.
B.A. (History) Princeton University, 1992
Born 6/21/69

1

RESEARCH/PORTFOLIO MANAGEMENT (continued)
T. Scott Cobb                                              Analyst
Southeastern since 2006. Based in London.
2004-2006 Smith, Salley & Associates, Greensboro.
2000-2004 Private Investor, Chapel Hill.
1995-2000 CST Investments, LLC, Memphis.
B.A. (History) University of Memphis, 1997
M.A. (Theological Studies) Covenant Theological Seminary, 1999
Born 10/3/1974
Ross Glotzbach, CFA                               Analyst
Southeastern since 2004.
2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock.
Chartered Financial Analyst, 2006
B.A. (Economics) Princeton University, 2003
Born 7/30/80
Lowry H. Howell, CFA                             Analyst
Southeastern since 2006.
2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg.
1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis.
Chartered Financial Analyst, 1999
B.A. (Finance) Rhodes College, 1995
M.S. (Accounting) Rhodes College, 1996
Born 1/20/73
Josh Shores, CFA                                    Analyst
Southeastern since 2007.
2004-2007, Smith, Salley & Associates, Greensboro.
2002-2004, Franklin Street Partners, Chapel Hill.
Chartered Financial Analyst, 2006
B.A. (Philosophy & Religious Studies) University of North Carolina, 2002
Born 4/28/1980

2

RESEARCH/PORTFOLIO MANAGEMENT (continued)

Ken Ichikawa Siazon	Analyst
Southeastern since 2006. Based in Asia.
1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong.
1994-1997, JP Morgan, Hong Kong, New York.
1990-1992, Ford Motor Company, Tokyo.
1989-1990, Fuji Bank, Tokyo.
M.B.A. Harvard Business School, 1994
B.S. (Systems Engineering), University of Virginia, 1989
Born 11/26/67
TRADING/PORTFOLIO MANAGEMENT

Deborah L. Craddock, CFA	Vice President
Southeastern since 1987.
1986-87, Sales Assistant, Robinson-Humphrey Co., Inc., Memphis.
Chartered Financial Analyst, 1991
B.A. (Economics) Rhodes College, 1980
Born 8/25/58

Jeffrey D. Engelberg, CFA	Senior Trader
Southeastern since 2007.
2005-2007, Senior Trader, Fir Tree Partners, New York.
2001-2005, Convertible Bond Trader, KBC Financial Products, New York.
1999-2000, Listed Equity Trader, Morgan Stanley, New York.
Chartered Financial Analyst, 2003
M.B.A. Wharton School, University of Pennsylvania, 1999
B.S. (Economics), Wharton School, University of Pennsylvania, 1998
Born 9/8/76

Dallas Geer	Associate
Southeastern since 2004.
2001-2004, Trading Assistant, Tudor Investment Corp, Greenwich, CT.
B.A. (Accounting) University of Tennessee, 1998
M.B.A. University of Tennessee, 2001
Born 10/3/77

3

CLIENT SERVICE/PORTFOLIO MANAGEMENT

Jim Barton, Jr., CFA	Vice President
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
Chartered Financial Analyst, 2001
B.A. (History) Dartmouth College, 1989
Born 9/4/66

Lee B. Harper	Vice President
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989
Born 4/3/63

Frank N. Stanley, III, CFA	Vice President
Southeastern since 1985.
1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta.
1972-73, Investment Officer, Atlantic National Bank, Jacksonville.
1966-1969, Lieutenant, U.S. Navy.
Chartered Financial Analyst, 1977
B.S. (Management) Georgia Institute of Technology, 1964
Emory University, 1965
M.B.A. (Marketing) University of Florida, 1970
Born 12/8/41

Gary M. Wilson, CFA	Vice President
Southeastern since 2002.
1998-2002, Marketing, Citigroup, Tokyo.
1993-1994, Business Development, Baystate Financial Services, Boston.
Chartered Financial Analyst, 2005
B.A. (History) Colgate University, 1992
MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998
Born 1/20/70

4

CLIENT ACCOUNTING

Nancy L. Thompson, CPA	Director of Client Accounting
Southeastern since 1996.
1990-1996, Partner, Ott & Associates, CPAs, Memphis.
1985-1990, Jack T. Chism & Company, CPAs.
Certified Public Accountant, 1987.
B.A. University of Tennessee, 1976
M. Ed. University of North Florida, 1978
Born 7/24/54

Jamie H. Baccus, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Mortgage Reconciliation Supervisor, Union Planters Bank.
2002-2003, Audit Supervisor, Horne CPA Group, Jackson, MS.
1999-2002, Audit Associate, Horne CPA Group, Jackson, MS.
Certified Public Accountant, 2001.
BSBA (Accounting) Auburn University, 1998
Masters of Accounting University of Alabama, 1999
Born 11/15/75

Pam Evans, CPA	Portfolio Accountant
Southeastern since 2004.
2003-2004, Tax Manager, Reynolds, Bone & Griesbeck, PLC.
1996-2002, Reynolds, Bone & Griesbeck, PLC.
Certified Public Accountant, 1996.
B.A. University of Kentucky, 1972
Born 5/21/50

Joy Mains	Portfolio Accountant
Southeastern since 2002.
2000-2002, Senior Accountant, KPMG LLP.
1999-2000, Staff Accountant, KPMG LLP.
B.B.A. University of Memphis, 1999
Born 3/24/77

5

Carol Nordtvedt	Portfolio Accountant
Southeastern since 1998.
1992-1998, Accountant, Social Services.
1978-1981, Public Accounting Experience.
B.S. (Accounting) George Mason University, 1978
Born 6/3/53

Laura A. Wynn	Portfolio Accountant
Southeastern since 1987.
Miller Hawkins Business College, 1978
Born 12/31/59
ADMINISTRATION

Randy D. Holt, CPA	Vice President, Secretary and CFO
Southeastern since 1985.
1983-1985, Partner, Ott, Baxter & Holt. Memphis.
1976-1985, Public Accounting Experience.
Certified Public Accountant, Tennessee, 1979.
B.S. (Accounting) University of Tennessee, 1976
Born 8/15/54

Richard Hussey	Vice President and Chief Operating Officer
Southeastern since 1999.
1997-1998 Director, Datacomm Solutions and Connectivity, Memphis.
1993-1998, Vice President, Circle H Farms, Memphis.
1991-1993, Global Technology and Operations Associate, J.P. Morgan, New York.
B.S. (Applied Economics & Business Management) Cornell University, 1991
Born 9/23/68

Joseph L. Ott, CPA	Vice President, Treasurer and Operations Director
Southeastern since 1990.
1983-1991, Partner, Ott & Associates, CPAs, Memphis.
1972-1983, Partner & Associate, Harry M. Jay & Associates, CPAs, Memphis.
1971-1972, Staff Accountant, Arthur Andersen & Co., New Orleans.
Certified Public Accountant, Mississippi, 1974: Tennessee, 1975.
B. S. (Accounting) Mississippi State University, 1971
Born 9/29/49

6

ADMINISTRATION (continued)

Julie M. Douglas, CPA	Vice President and CFO — Mutual Funds
Southeastern since 1989.
1987-1989, Audit Supervisor, Coopers & Lybrand, Birmingham.
1984-1987, Audit Senior, Coopers & Lybrand, Pittsburgh.
Certified Public Accountant, Pennsylvania, 1986; Tennessee, 1990.
B.S. (Accounting) Pennsylvania State University, 1984
Born 2/19/62

Dronda P. Morrison, CPA	Controller
Southeastern since 2004.
1998-2004, Business Manager, St. Agnes Academy- St. Dominic School, Inc.
1978-1998, Controller, Les Passees Children’s Services
1976-1978, Accounts Payable Supervisor, Memphis Bank and Trust
Certified Public Accountant, Tennessee, 1985
B.B.A. (Accounting) Memphis State University, 1975
Born 11/17/54

Suzanne K. Ross, CPA	Portfolio Compliance Specialist
Southeastern since 2005.
2004-2005, Staff Accountant, KPMG LLP
Certified Public Accountant, 2005
Bachelor of Accountancy, Mississippi State University, 2002
Master of Professional Accountancy, Mississippi State University, 2003
Born 6/9/81

M. Andrew Wylie	Information Technology Manager
Southeastern since 2004.
1999-2004, Project Manager, IBM Global Services, Memphis/Atlanta.
B.A. (Economics) Rhodes College, 1999
Born 5/27/77

7

LEGAL

Andrew R. McCarroll	Vice President and General Counsel
Southeastern since 1998.
1996-1998, Farris Warfield & Kanaday, PLC, Nashville.
B.A. (English) Vanderbilt University, 1990
M.A. University of Chicago, 1993
J.D. Vanderbilt Law School, 1996
Born 10/26/67

Michael J. Wittke	Legal Counsel and Chief Compliance Officer
Southeastern since 2002.
1996-2002, PricewaterhouseCoopers, LLP, Boston.
B.A. (Business Administration) Michigan State University, 1993
J.D. Boston College Law School, 1996
Born 3/8/71

Steven P. McBride	Legal Counsel
Southeastern since 2005.
2001-2005, Senior Counsel, International Paper Company, Memphis.
1997-2001, Associate, Glankler Brown, PLLC, Memphis.
B.A. (Economics), University of Memphis, 1992
J.D. Notre Dame Law School, 1997
Born 5/5/70

8

INVESTMENT PHILOSOPHY
Superior long term investment performance can be achieved when financially strong, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth.
▪	Stocks represent ownership in a business enterprise.

▪	Every business enterprise has a value.

▪	With analytical work corporate worth can be determined.
When we buy stocks at significant discounts to their corporate worth:
▪	It protects capital from significant loss over the long-term.

▪	It allows for large reward when the value is recognized.
6410 Poplar Ave. • Suite 900 • Memphis. TN 38119 • (901) 761-2474

Security Selection Criteria

Investment = Safety of Principal + Adequate Return
Value or Price per share
Assumptions for Example above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compouded our investment 29% per year. Two-thirds of the returns come from closing the gap between price and value. This chart does not reflect the performance of any particular security.

Research Process

# of companies
5,650
Worldwide Universe: market caps over $500 million
Participants
2,800
Understandable Business with Reasonable Economics
Individual analyst
500
Apparent Undervaluation
Team reviews analyst's work
100
Undervaluation with Acceptable Partners
2+ analysts visit management
We spend over 80% of our time on this part of the process.
12
Qualify for Investment
Team decides

INTERNATIONAL SEPARATE ACCOUNTS
Background
o	Southeastern has owned both U.S. and overseas companies throughout the firm’s history.

o	In the late 1990s portfolios held up to 30% of assets in foreign securities because U.S. stocks did not meet Southeastern’s required discount while non-U.S. opportunities were abundant.

o	At the time, all accounts were U.S. mandates, and most clients limited overseas holdings.

o	Because the employees of Southeastern wanted to take advantage of the compelling non-U.S. investments, we seeded Longleaf Partners International Fund in October 1998. We simultaneously offered comparable separate accounts.
Management of International Portfolios
o	Southeastern has a single investment team that shares a common approach and is tasked with finding the best investment opportunities without regard to size, location or industry. The team collectively determines which names to hold in clients’ portfolios.

o	International portfolios normally contain 18-20 securities.

o	Country and industry weightings are a by-product of bottom up investment decisions.

o	Portfolios contain not only companies headquartered outside of the U.S., but also U.S. domiciled companies with more than half of revenues, profits or appraised value derived from non-U.S. locations.

o	Market caps are a by-product of bottom up investment decisions. Most names are at least $1 billion given the size of Southeastern’s asset base and the concentrated approach.

o	Cash is a by-product of a lack of investment opportunities that meet Southeastern’s criteria. When we have not found stocks selling at the requisite discount for prolonged periods, cash has approached 30% of the portfolios for limited periods.

o	For new accounts we do not hedge currency exposure and do not have a view on the direction of currency markets. We appraise businesses and leave decisions about hedging to our clients.
International Accounts as of 6/30/07
o	14 accounts

o	$5.4 billion in assets ($3.8 billion is Longleaf Partners International Fund)

o	$50 million minimum account size
Fees
o	150 basis points on the first $50 million

o	125 basis points on $50 — $100 million

o	100 basis points on all assets over $100 million

LONGLEAF PARTNERS INTERNATIONAL FUND
Performance for periods ending 6/30/07, net of fees

	Cumulative Total Return			Average Annual Return
			IPO			IPO
	1 year	5 years	(10/26/98)	1 Year	5 Years	(10/26/98)
LLIN	29.8%	101.8%	273.2%	29.8%	15.1%	16.4%
Inflation +10%	12.7%	84.1%	187.9%	12.7%	13.0%	12.8%
MSCI EAFE	27.0%	126.2%	108.2%	27.0%	17.7%	8.8%
Percentile Ranking Versus Non-US Equity Managers

	1 year	5 years	8 and 1/2 years
LLIN	20	71	9
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www. longleafpartners.com for the most recent performance or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing. Callan Associates provided the following performance and ranking based on average annual total returns of 119 investment companies representing $351 billion in assets and classified by Callan Associates as non-US equity funds employing various strategies to invest assets in a well-diversified portfolio of non-U.S. developed market equity securities, excluding regional specialists, index and emerging market products.

SOUTHEASTERN ASSET MANAGEMENT
PERFORMANCE VS CAI MF - NON-US EQUITY STYLE
PERIODS ENDED JUNE 30, 2007

Return Ranking

The chart below illustrates fund rankings over various periods versus the CAI MF - Non-US Equity Style. The bars represent the range of returns from the 10th percentile to the 90th percentile for each period for all funds in the CAI MF - Non-US Equity Style. The numbers to the right of the bar represent the percentile rankings of the fund being analyzed. The table below the chart details the rates of return plotted in the graph above.

40%
35%
30%
25%
20%
15%
10%
5%
0%
(20)
(45)
(36)
(71)
(9)
(66)

	Last Year	Last 5 Years	Last 8-1/2 Years
10th Percentile	33.92	21.53	15.00
25th Percentile	28.84	19.03	11.72
Median	26.60	16.71	8.69
75th Percentile	24.68	14.83	7.26
90th Percentile	22.42	13.76	5.07
Longleaf Partners Intl (Net) ●	29.81	15.07	15.58
MSCI EAFE Index ▲	27.00	17.73	7.88

Southeastern Asset Management

LONGLEAF PARTNERS INTERNATIONAL FUND
Yearly Investment Performance

YEAR	Net of fees	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2 Quarters 2007	15.0%	10.7%

Compound annual rate of return from IPO (10/26/98) to 6/30/07	16.4%	8.8%

*	Partial year, initial public offering 10/26/98
A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 6/30/07 was 29.8%, 5 year was 15.1%. Performance does not reflect taxes that a shareholder would pay on fund distributions or share redemptions. The MSCI EAFE Index shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; thefore, we use EAFE’s value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed accounts will perform differently. Current performance of LLIN may be higher or lower than the performance quoted. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance information or for the Funds’ Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

Longleaf Partners Funds®
             (800) 445-9469
www.longleafpartners.com
All data as of 6/30/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
Andrew McDermott
Southeastern since 1998
PORTFOLIO CONSTRUCTION

Equities	90%
Cash & Other	10%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 6/30/07

	One Year	Five Years	Since IPO
Longleaf Partners International Fund	29.8%	15.1%	16.4%
Inflation + 10%	12.7%	13.0%	12.8%
MS EAFE Index	27.0%	17.7%	8.8%[1]

[1]	In 1998, the EAFE was available at month-end only: therefore, the EAFE value at October 31, 1998 was used to calculate performance since public offering.
INTERNATIONAL FUND PROFILE

Initial Public Offering:	10/26/98
Net Assets:	$3,812 million
YTD Expense Ratio:	1.58%; No loads, 12b-l, exit or performance fees
YTD Turnover:	12.5%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLINX; 54306940-5
Net Asset Value:	$21.74
TOP TEN HOLDINGS — 19 Total Holdings in Fund

Dell	Global information technology supplier	8.5%
NipponKoa Insurance	Japanese non-life insurance	6.8%
Olympus	Global imaging company	6.6%
Ingersoll Rand	Global industrial machinery	5.7%
EnCana	Canadian natural gas provider	5.3%
Nikko Cordial	Japanese financial services company	5.2%
Cemex	Global cement company	5.1%
Philips Electronics	Global electronics, medical & lighting	4.7%
Cheung Kong	Global ports, real estate, telecom	4.7%
British Sky Broadcasting	UK television broadcaster	4.6%

	Total	57.2%
COUNTRY WEIGHTINGS

	Equity	Net Assets
Japan	34.0%	30.7%
US	14.3%	12.9%
Canada	10.9%	9.8%
UK	9.7%	8.8%
Bermuda	6.3%	5.7%
Mexico	5.7%	5.1%
Netherlands	5.3%	4.7%
Hong Kong	5.2%	4.7%
Switzerland	4.8%	4.4%
France	3.8%	3.4%

Total	100%	90.2%
Cash/Other	NA	9.8%
PERFORMANCE - Yearly Returns

1998*	9.0%	2001	10.5%	2004	10.2%
1999	24.4%	2002	(16.5%)	2005	12.9%
2000	25.9%	2003	41.5%	2006	17.1%

*	Partial year, initial public offering 10/26/98
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged MS EAFE Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthty CPI-U values used to calculate inflation. The Fund uses currency hedging as an investment strategy. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

June 30, 2007
Longleaf
Partners
International
Fund
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners International Fund seeks long-term capital growth by investing primarily in a limited number of foreign companies of all sizes believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 49 employees and manages $45 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.

•	We will remain significant investors with you in Longleaf.

•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.

•	We will concentrate our assets in our best ideas.

•	We will not impose loads, exit fees or 12b-l charges on our investment partners.

•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.

•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.

•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds ®
             (800) 445-9469
www.longleafpartners.com
All data as of 6/30/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986
PORTFOLIO CONSTRUCTION

Equities	86%
Cash & Other	14%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 6/30/07

	One Year	Five Years	Ten Years
Longleaf Partners Small-Cap Fund	31.3%	17.6%	13.9%
Inflation + 10%	12.7%	13.0%	12.7%
Russell 2000 Index	16.4%	13.9%	9.1%
SMALL-CAP FUND PROFILE

Initial Public Offering:	2/21/89; closed to new investors
Net Assets:	$3,902 million
YTD Expense Ratio:	0.91%; No loads, 12b-l, exit or performance fees
YTD Turnover:	8.5%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLSCX; 54306920-7
Net Asset Value:	$33.38
TOP TEN HOLDINGS — 22 Total Holdings in Fund

Discovery Holding Co.	entertainment company	7.3%
Level 3 Communications	telecom/info service provider	7.2%
Texas Industries	construction materials provider	6.5%
Olympus	imaging company	6.2%
Service Corp. International	funeral home/cemetery operator	5.5%
Pioneer Natural Resources	oil & gas exploration & production	5.0%
Fairfax Financial Holdings	property/casualty insurance	4.3%
IHOP	developer/franchisor of restaurants	4.2%
Del Monte Foods Co.	producer/distributor food & pet products	4.1%
Potlatch	timberland owner	4.1%

	Total	54.4%
PERFORMANCE — Yearly Returns

1989*[1]	21.5%	1994	3.6%	1999	4.1%	2004	14.8%
1990*	(30.1%)	1995	18.6%	2000	12.8%	2005	10.8%
1991*	26.3%	1996	30.6%	2001	5.5%	2006	22.3%
1992	6.9%	1997	29.0%	2002	(3.7)%
1993	19.8%	1998	12.7%	2003	43.9%

[1]	Partial year, initial public offering on 2/21/89-12/31/89.

*	From public offering through 3/31/91 Fund was managed by a different portfolio manager
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged Russell 2000 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

June 30, 2007
Longleaf Partners
Small-Cap Fund
Closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Small-Cap Fund seeks long-term capital growth by investing primarily in a limited number of small companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 49 employees and manages $45 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.
•	We will remain significant investors with you in Longleaf.
•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.
•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.
•	We will concentrate our assets in our best ideas.
•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.
•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.
•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.
•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com

Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com
All data as of 06/30/07
PORTFOLIO MANAGERS
Mason Hawkins, CFA
Southeastern since 1975
Staley Cates, CFA
Southeastern since 1986

PORTFOLIO
CONSTRUCTION

Equities	93%
Cash & Other	7%

Total	100%
AVERAGE ANNUAL PERFORMANCE — as of 6/30/07

	One-Year	Five Years	Ten Years
Longleaf Partners Fund	23.3%	13.4%	12.3%
Inflation + 10%	12.7%	13.0%	12.7%
S&P 500 Index	20.6%	10.7%	7.1%
LONGLEAF PARTNERS FUND PROFILE

Initial Public Offering:	4/8/87; closed to new investors
Net Assets:	$12,297 million
YTD Expense Ratio:	0.89%; No loads, 12b-1, exit or performance fees
YTD Turnover:	2.7%
Investment Suitability:	Appropriate for investors with a time horizon over 5 years.
Symbol & Cusip:	LLPFX; 54306910-8
Net Asset Value:	$38.51
TOP TEN HOLDINGS — 22 Total Holdings in Fund

Dell	information technology supplier	9.9%
Level 3 Communications	telecom/info service provider	7.3%
Aon	insurance brokerage & consulting	5.1%
Chesapeake Energy	oil & gas exploration & production	5.0%
Yum! Brands	franchisor/owner-Taco Bell, KFC, Pizza Hut	4.9%
Cemex	global cement company	4.7%
Philips Electronics	electronics, medical, & lighting	4.7%
NipponKoa Insurance	Japanese non-life insurance	4.7%
Sprint	wireless communications provider	4.5%
Liberty Media Interactive	t.v., internet & catalog retail	4.5%

	Total	55.3%
PERFORMANCE — Yearly Returns

1988	35.2%	1993	22.2%	1998	14.3%	2003	34.8%
1989	23.3%	1994	9.0%	1999	2.2%	2004	7.1%
1990	(16.4%)	1995	27.5%	2000	20.6%	2005	3.6%
1991	39.2%	1996	21.0%	2001	10.3%	2006	21.6%
1992	20.5%	1997	28.3%	2002	(8.3%)
This fact sheet must be preceded or accompanied by a Prospectus. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information and for a copy of the current Prospectus, which should be read carefully for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged S&P 500 Index include reinvested dividends and distributions. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Past performance (before and after taxes) is no guarantee of future performance, fund prices fluctuate, and the value of an investment at redemption may be more or less than purchase price. The Fund’s Trustees may impose a redemption fee (payable to the Fund) for short term trades if they believe it necessary to deter market timing.

June 30, 2007
Longleaf
Partners Fund
Closed to new investors
PHILOSOPHY
The Fund seeks to achieve superior long-term performance by acquiring equity securities of competitively entrenched, financially strong, well-managed companies run by capable managements at market prices significantly below our assessment of their business value, and selling these stocks when they approach our appraisal. We view equity investments as ownership in a business enterprise. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 32 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant loss and should also appreciate substantially when the market ultimately recognizes corporate value.
OBJECTIVE/POLICY STATEMENT
Longleaf Partners Fund seeks long-term capital growth by investing primarily in a limited number of mid and large cap companies believed to be significantly undervalued.
FUND MANAGEMENT
The Fund is managed by Southeastern Asset Management, Inc.®, a Memphis based firm. Founded in 1975, the firm has 49 employees and manages $45 billion in assets.
INVESTMENT PARTNERSHIP
To align employee interests with those of shareholders and prevent conflicts of interest, Southeastern’s Code of Ethics requires all employees to limit their investment in publicly traded equity securities to the Longleaf Partners Funds (unless granted prior clearance.) The independent members of the Board of Trustees also must invest at least as much as their annual Trustees’ fees in the Funds.
GOVERNING PRINCIPLES
•	We will treat your investment in Longleaf as if it were our own.
•	We will remain significant investors with you in Longleaf.
•	We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.
•	We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strengths, their managements, their competitive positions, and our assessment of their future earnings potential.
•	We will concentrate our assets in our best ideas.
•	We will not impose loads, exit fees or 12b-1 charges on our investment partners.
•	We will consider closing the Funds to new investors if closing would benefit existing shareholders.
•	We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.
•	We will communicate with our investment partners as candidly as possible.
Longleaf Partners Funds®
(800) 445-9469
www.longleafpartners.com